FILED

2018 JUN -6 AM 10: 41

ARTICLES OF ORGANIZATION
OF
MARSTE, LLC

SECRETARY OF STATE
TALLAHASSEE, FLORID:

The undersigned, acting as the organizer of a limited liability company to be formed under the Florida Limited Liability Company Act, as amended (the "Act"), hereby forms a Florida limited liability company (this "Company") pursuant to the Act and hereby sets forth the following Articles of Organization (these "Articles"):

ARTICLE I
Name

The name of this Company shall be: MARSTE, LLC.

ARTICLE II
Place of Business

The principal place of business and mailing address of this Company shall be 24242 Silkbay Court, Lutz, Florida 33559, and such other place or places as may be designated by the manager from time to time.

ARTICLE III
Registered Agent and Office

The initial registered agent for this Company shall be Chestnut Business Services, LLC, a Florida limited liability company, and the address of the registered agent for service of process shall be 911 Chestnut Street, Clearwater, Florida 33756.

ARTICLE IV
Management of Business

The Company shall be manager-managed. The initial manager of the Company is Steven M. Pink, whose mailing address is 24242 Silkbay Court, Lutz, Florida 33559.

The undersigned has executed these Articles of Organization this 6th day of June 2018.

Michael G. Little,
Authorized Representative

Prepared By:
Michael G. Little, Esquire
Johnson, Pope, Bokor, Ruppel & Burns, LLP
911 Chestnut Street
Clearwater, Florida 33756
(727) 461-1818
Bar No. 861677

CERTIFICATE OF DESIGNATION
AND ACCEPTANCE OF REGISTERED AGENT

The undersigned, having been named Registered Agent and designated to accept service of process for the above-stated Company at 911 Chestnut Street, Clearwater, Florida 33756, hereby agrees to act in this capacity, and further agrees to comply with the provisions of all statutes relative to the proper and complete performance of the duties hereunder.

Dated this 6th day of June, 2018.

CHESTNUT BUSINESS SERVICES, LLC,
a Florida limited liability company

By: _____
Michael G. Little, Manager

#4632718_1

FILED
2018 JUN -6 AM 10:42
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

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